SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            -------------------------

                        Blonder Tongue Laboratories, Inc.
                                (Name of Issuer)

                        Blonder Tongue Laboratories, Inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   093698-10-8
                      (CUSIP Number of Class of Securities)

                                 James A. Luksch
                 Chairman, President and Chief Executive Officer
                        Blonder Tongue Laboratories, Inc.
                               One Jake Brown Road
                          Old Bridge, New Jersey 08857
                                 (732) 679-4000

           (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            Calculation of Filing Fee

     Transaction Valuation(1)                       Amount of Filing Fee
     ------------------------                       --------------------
           $6,000,000                                      $1,200

--------------
(1) Pursuant to Rule 0-11(b)(1), the transaction valuation was calculated based upon the maximum cash consideration which may be paid to stockholders of the issuer in the issuer tender offer.


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ITEM 1. SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is Blonder Tongue Laboratories, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is One Jake Brown Road, Old Bridge, New Jersey 08857.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 750,000 shares (or such lesser number of shares as are validly tendered and not properly withdrawn) of its common stock, par value $0.001 per share ("Common Stock") (shares of Common Stock are hereinafter referred to as "Shares"), at prices not greater than $8.00 nor less than $6.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to this Schedule 13E-4. The Offer is conditioned upon, among other things, the Company having obtained sufficient financing to fund the purchase of Shares tendered pursuant to the Offer and to pay all related fees and expenses. As of May 14, 1999, the Company had issued and outstanding 8,290,803 Shares, excluding 80,600 Shares held as treasury stock. The information set forth in "Introduction," "The Offer --
Section 1. Number of Shares; Proration" and "The Offer -- Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and "The Offer -- Section
8. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth in "Introduction," "The Offer --
Section 2. Purpose of the Offer; Certain Effects of the Offer" and "The Offer --
Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (j) The information set forth in "Introduction," "The Offer --
Section 2. Purpose of the Offer; Certain Effects of the Offer," "The Offer --
Section 9. Source and Amount of Funds," "The Offer -- Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" and "The Offer -- Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer -- Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "The Offer -- Section 2. Purpose of the Offer; Certain Effects of the Offer" and "The Offer -- Section
11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "The Offer -- Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a) - (b) The information set forth in "The Offer -- Section 10. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference and the information set forth on: (i) pages 25 through 47 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed as Exhibit (g)(1) hereto, and (ii) pages 2 through 5 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, filed as Exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a)    Not applicable.

     (b) The information set forth in "The Offer -- Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer -- Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d)    Not Applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of Offer to Purchase dated May 17, 1999.

     (a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Form of Press Release issued by the Company dated May 17, 1999.

     (a)(7) Form of Letter to Shareholders of the Company dated May 17, 1999, from James A. Luksch, Chairman, President and Chief Executive Officer.

     (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b)(1) Third Amended and Restated Loan Agreement dated October 29, 1997 between Blonder Tongue Laboratories, Inc. and CoreStates Bank, N.A.(1)

     (b)(2) First Amendment to Third Amended and Restated Loan Agreement dated March 23, 1998 between Blonder Tongue Laboratories, Inc. and CoreStates Bank, N.A.(2)

     (c)    Not applicable.

     (d)    Not applicable.

     (e)    Not applicable.

     (f)    Not applicable.

     (g)(1) Pages 25 through 47 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

     (g)(2) Pages 2 through 5 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.

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(1)  Incorporated by reference from Exhibit 10.18 to the Company's Annual Report on form 10-K for fiscal year ended December 31, 1997, filed March 27, 1998.


(2) Incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, filed April 14, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


                            BLONDER TONGUE LABORATORIES, INC.


                            By: /s/ James A. Luksch
                                -----------------------------------------------
                                James A. Luksch
                                Chairman, President and Chief Executive Officer

Dated: May 17, 1999

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

  (a)(1)          Form of Offer to Purchase dated May 17, 1999.

  (a)(2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

  (a)(3)          Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6)          Form of Press Release issued by the Company dated May 17,
                  1999.

  (a)(7) Form of Letter to Shareholders of the Company dated May 17, 1999, from James A. Luksch, Chairman, President and Chief Executive Officer.

  (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (b)(1) Third Amended and Restated Loan Agreement dated October 29, 1997 between Blonder Tongue Laboratories, Inc. and CoreStates Bank, N.A.(1)

  (b)(2) First Amendment to Third Amended and Restated Loan Agreement dated March 23, 1998 between Blonder Tongue Laboratories, Inc. and CoreStates Bank, N.A.(2)

  (c)             Not applicable.

  (d)             Not applicable.

  (e)             Not applicable.

  (f)             Not applicable.

  (g)(1) Pages 25 through 47 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

  (g)(2) Pages 2 through 5 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999.


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(1)  Incorporated by reference from Exhibit 10.18 to the Company's Annual Report on form 10-K for fiscal year ended December 31, 1997, filed March 27, 1998.


(2) Incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, filed April 14, 1998.